Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES FIRST QUARTER RELEASE
DATE AND CONFIRMS DATE OF ANNUAL GENERAL MEETING

(Calgary, April 27, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its unaudited First Quarter 2011 Financial and Operating Results and related Management’s Discussion and Analysis will be released on Thursday, May 5, 2011, after markets close. The results will be made available on Pengrowth’s website at www.pengrowth.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Pengrowth’s 2011 Annual General Meeting (AGM) of shareholders will be held on May 5, 2011 at 3:00 p.m. (Calgary time) at the Eau Claire Market Cinemas located at 200 Barclay Parade S.W., Calgary, Alberta, Canada. All shareholders are invited to attend. An audio archive of the AGM presentation will also be made available on Pengrowth’s website at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111